SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Prana co-Founding Scientist to Present During Exciting Advancements in Alzheimer’s Therapies Session at 10th International Conference on Alzheimer’s Disease in Madrid

Prana co-Founding Scientist to Present During Exciting Advancements in
Alzheimer’s Therapies Session at 10th International Conference on
Alzheimer’s Disease in Madrid

- A Total of 17 Papers Providing Further Support for the Theories on which the
Prana MPAC Platform is Based will be Presented at the Conference -

Melbourne, Australia - July 18, 2006 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) today announced that Professor Ashley Bush, MD, PhD, of the Mental Health Research Institute of Victoria (Australia) and Prana co-founding scientist will present on Wednesday, July 19 a lecture during the “Hot Topics” session at the 10th International Conference on Alzheimer’s Disease (ICAD) in Madrid. The “Hot Topics” session is devoted to exciting advances in Alzheimer’s therapies.

In addition, a total of 17 papers providing further support of the theories on which the Prana MPAC (Metal Protein Attenuating Compound) platform is based will be presented at the conference.

ICAD 2006 is the largest gathering of Alzheimer researchers in history. Scientists from around the world will present and discuss the findings of more than 2,000 studies. As a part of the Alzheimer’s Association research program, ICAD serves as a catalyst for generating new knowledge about dementia and fostering a vital, collegial research community.

At ICAD 2006, more than 5,000 researchers will share groundbreaking information and resources on the etiology, pathology and treatment of Alzheimer’s disease and related disorders. The program will include 135 invited speakers, who are respected leaders and new voices in their disciplines, and more than 2,000 studies showcasing the newest treatment advances in Alzheimer's disease and steps toward prevention.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, The Mental Health Research Institute and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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US Investor Relations	US Media Relations

Kathy Price	Ivette Almeida
The Global Consulting Group	The Global Consulting Group
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  July 18, 2006